Filed by: Science Applications International Corporation

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Science Applications International Corporation

Registration No.: 000-12771

FIFTH SUPPLEMENTAL Q&A

In this Fifth Supplemental Q&A, we use the terms “SAIC,” “we,” “us” and “our” to refer to Science Applications International Corporation or SAIC, Inc. when the distinction between the two companies is not important. When the distinction is important to the discussion, we use the term “Old SAIC” to refer to Science Applications International Corporation and “New SAIC” to refer to SAIC, Inc. In addition, we refer to the common stock of Science Applications International Corporation as “class A common stock” and “class B common stock,” and to the class A preferred stock of SAIC, Inc. as “new class A preferred stock” and to the common stock of SAIC, Inc. as “new common stock.”

ADDITIONAL Q&A

Special Stockholders Meeting and related matters

Q185. When and where will the special stockholders meeting be held?

A. The special meeting of stockholders will be held at the SAIC Conference Center, 1710 SAIC Drive, McLean, Virginia, on December 16, 2005, at 1:00 p.m.

Q186. If I’m not in McLean, can I still watch the meeting live?

A. For the convenience of our stockholders, the meeting will be videocast to Conference Room 2040 in Building D of our offices at 10260 Campus Point Drive, San Diego, CA and to other locations, including Huntsville, AL, Oakridge, TN, Norfolk/Tidewater, VA, Orlando, FL and Columbia, MD. In addition, the meeting will be webcast live on our website (www.saic.com) and on our internal website, ISSAIC.

Q187. What is the purpose of the special stockholders meeting?

A. At the special meeting, stockholders will vote on the proposals described in the proxy statement. The first is a proposed merger, the purpose of which is to facilitate our becoming a publicly traded company. In the merger, Old SAIC will become a wholly-owned subsidiary of a newly-formed parent company, SAIC, Inc., or New SAIC. Holders of Old SAIC stock will be entitled to receive two shares of class A preferred stock of New SAIC for every share of class A common stock and 40 shares of class A preferred stock for every share of class B common stock.

In addition, stockholders are being asked to approve and adopt our 2006 Equity Incentive Plan and 2006 Employee Stock Purchase Plan. We expect these plans to enhance our ability to attract and retain employees, who are key to our continued success. The 2006 Employee Stock Purchase Plan will allow eligible employees to purchase shares of our new class A preferred stock or new common stock through payroll deductions. These plans will go into effect only if approved by our stockholders and the merger is consummated.

Q188. Who is entitled to vote at the special meeting?

A. Stockholders of record of class A common stock and class B common stock as of the close of business on November 4, 2005 are entitled to notice of, and to vote at, the special meeting.

Q189. Who can attend the special meeting?

A. Any stockholder can attend the special meeting.

Q190. How does the board recommend that I vote?

A. Our board of directors unanimously recommends that you vote FOR each of the proposals described in the proxy statement/prospectus.

Q191. How do I vote my proxy?

A. To ensure that your vote is recorded promptly, please submit your proxy as soon as possible and no later than 11:59 p.m. Eastern Time on December 14, 2005, even if you plan to attend the special meeting in person. Most stockholders have three options for submitting their proxy:

(1) through the Internet by following the instructions at www.proxyvote.com,

(2) over the telephone by calling 1-800-690-6903 and following the instructions or

(3) through the mail by signing and returning the paper proxy and voting instruction card in the postage-paid envelope enclosed with your proxy statement.

If you have Internet access, we encourage you to record your proxy vote on the Internet. It is convenient, and it saves us significant postage and processing costs.

Regardless of the method used to submit your proxy, your shares will be voted at the special meeting as you direct. If you sign and return your proxy card (or submit a proxy via the Internet or by telephone) without providing voting directions, your shares will be voted in favor of each of the proposals. The persons appointed as proxies to vote at the special meeting may vote or act in accordance with their judgment on any other matters properly presented for action at the special meeting and at any adjournments, postponements or continuations of the meeting.

You may also attend the special meeting at the SAIC Conference Center in McLean, Virginia and vote in person.

Q192. Can I revoke my proxy and change my vote?

A. You may revoke or change your proxy at any time until 11:59 p.m. Eastern Time on December 14, 2005 by submitting another proxy with a later date, or by sending a written notice of revocation to SAIC’s Corporate Secretary at our principal executive offices. If you attend the special meeting and vote by ballot, any proxy that you submitted previously to vote the same shares will be revoked automatically and only your vote at the special meeting will be counted. You must attend the special meeting at the SAIC Conference Center in McLean, Virginia in order to be entitled to vote in person.

Q193. How are the shares held by the SAIC Retirement Plans voted?

A. Each participant in the Employee Stock Retirement Plan and the SAIC 401(k) Profit Sharing Plan, the Telcordia 401(k) Plan and the AMSEC 401(k) Profit Sharing Plan has the right to instruct Vanguard Fiduciary Trust Company, as trustee, on a confidential basis how to vote his or her proportionate interests in all allocated shares of common stock held in the plans. The trustee will vote your shares as indicated by you on your proxy card. With respect to each proposal, the trustee will vote all allocated shares held in the plans for which no voting instructions are received and all shares held in the plans which have not yet been allocated to the accounts of participants, on a plan-by-plan basis, in the same proportion as the allocated shares for which voting instructions have been received are voted.

Q194. How are the shares held by the SAIC Stock Deferral Plans voted?

A. Under the terms of SAIC’s Stock Compensation Plan, Management Stock Compensation Plan and Key Executive Stock Deferral Plan, Wachovia Bank, N.A., as trustee, has the power to vote the shares of class A common stock held on behalf of participants of the plans. With respect to each proposal, Wachovia will vote all such shares of class A common stock in the same proportion that the other stockholders of SAIC vote their shares of common stock.

Q195. What votes are required to approve the proposals?

A. The votes required to approve the proposals differ. A majority in voting power of all issued and outstanding shares of Old SAIC common stock entitled to vote is required for adoption of the merger agreement. A majority in voting power of the issued and outstanding shares of Old SAIC common stock present in person or by proxy at the special meeting and entitled to vote thereon is required for approval of the adoption of the 2006 Equity Incentive Plan and 2006 Employee Stock Purchase Plan.

Q196. What makes up a quorum that is necessary to conduct business at the special meeting? How are abstentions counted?

A. The presence at the meeting, either in person or by proxy, of the holders of a majority of the total voting power of the shares of Old SAIC common stock outstanding on the record date is necessary to constitute a quorum and to conduct business at the special meeting. Abstentions will be counted for the purpose of determining whether a quorum is present for the transaction of business, but will not be counted for approval of a proposal. As a result, abstentions will have the effect of a vote against a proposal.

Q197. Is my vote confidential?

A. The manner in which record holders vote their shares will be maintained in confidence, and we will not have access to individual voting directions of plan participants.

Q198. Who will count the votes?

A. All votes will be tabulated by the inspector of election appointed for the special meeting, who will separately tabulate affirmative and negative votes and abstentions.

Q199. If the merger is approved, when will it be effective?

A. We will cause the merger to become effective only if approved by the stockholders and certain conditions specified in the merger agreement are satisfied or waived, including that the board or the executive committee of Old SAIC has determined that the initial public offering will be successfully completed promptly after the completion of the merger. The IPO is conditioned on completion of the merger. If approved, we will effect the merger shortly before the closing of the IPO. At that time, we will file a certificate of merger with the Secretary of State of the State of Delaware. We currently expect that this will occur in early calendar year 2006.

Q200. If the 2006 Equity Incentive Plan is approved, when would it go into effect?

A. If approved by stockholders, the 2006 Equity Incentive Plan will become effective on the effective date of the merger.

Q201. If the 2006 ESPP is approved, when would it go into effect? How would this impact the 2004 ESPP?

A. The 2006 ESPP will become effective on March 1, 2006, subject to stockholder approval and the closing of the merger. If the 2006 ESPP is approved by the stockholders and the merger is consummated, Old SAIC will cease issuing shares under the 2004 ESPP. The next scheduled purchase date for shares under the 2004 ESPP is December 16, 2005. Any funds allocated to your account at that time will be used to purchase class A common stock of Old SAIC. After the scheduled December 16, 2005 purchase is completed, salary deductions will continue as usual. Assuming the merger and IPO occur as scheduled, and the 2006 ESPP is approved by the stockholders, all contributions accumulated under the 2004 ESPP prior to the IPO, plus any additional contributions accumulated under the 2006 ESPP after the IPO will be applied to the purchase of shares of New SAIC.

Q202. What are some of the significant changes to the proposed merger, IPO and related transactions since SAIC, Inc. and Science Applications International Corporation made their initial filings with the Securities and Exchange Commission (SEC) on September 1, 2005?

A. A summary of some of the significant changes related to the merger, IPO and related transactions since September 1, 2005 appears below:

Significant Matter or Issue	September 1, 2005 Filings	Post September 1, 2005 Filings	Comment
Payment of the special dividend	Special dividend payable on shares of class A preferred stock of New SAIC issued in the merger	Special dividend payable on shares of common stock of Old SAIC outstanding as of the dividend record date	No practical difference to SAIC stockholders

Disposition of proceeds from special dividend paid on stock held in SAIC’s qualified retirement plans (the ESRP and 401(k) plan) (the “QRPs”)	If SAIC obtains favorable IRS guidance on the proposed tax treatment of special dividend paid on stock held by QRPs, QRP participant would elect either cash distribution or reinvestment of dividend proceeds in SAIC stock	If SAIC obtains favorable IRS guidance on the proposed tax treatment of special dividend paid on stock held by QRPs, QRP participant will receive cash distribution of dividend proceeds	Cash dividend proceeds will be subject to tax at ordinary income tax rates

Disposition of proceeds from special dividend	Unclear whether KESDP, MSCP and SCP participants	Dividend proceeds will be distributed to KESDP, MSCP	Dividend proceeds will be subject to tax at ordinary

paid on stock held in SAIC’s non-qualified stock plans (KESDP, MSCP, SCP)	would receive cash distribution of dividend proceeds or equivalent value credited to accounts	and SCP participants in cash	income tax rates

Purchase price for shares of stock acquired under 2006 ESPP	Purchase price for shares of stock acquired under 2006 ESPP will be between 85% and 100% of the public price for new common stock	Purchase price for shares of stock acquired under 2006 ESPP initially will be 85% of the public price for new common stock	2006 ESPP initially will maintain same 15% discount as 2004 ESPP

Valuation of new class A preferred stock for purposes of exercising options, vesting of stock awards and transactions with SAIC’s retirement plans	Unclear whether a slight premium or discount to the public market price of the new common stock would apply to the new class A preferred stock	New class A preferred stock value will equal the market price of the new common stock

Post-IPO contributions to SAIC’s QRPs	SAIC anticipated post-IPO contributions to its QRPs to be new class A preferred stock	SAIC now anticipates post-IPO contributions to its QRPs to be new common stock

Distributions to plan participants from QRPs	SAIC anticipated QRPs would distribute to plan participants new class A preferred stock	SAIC now anticipates QRPs will distribute to participants shares of new common stock

Options to purchase stock of New SAIC issued under 2006 Equity Incentive Plan	SAIC anticipated issuing options to purchase new class A preferred stock to eligible employees	SAIC now anticipates issuing options to purchase new common stock to eligible employees	Proposed IRS tax regulations may impose adverse tax consequences on recipients of options to purchase preferred stock – See Q179 of Supplemental Q&A

Schedule for private transactions between SAIC and its QRPs	TBD	SAIC established schedules and relevant deadlines for December 2005 and April 2006 private plan transactions	See Q158 of the Supplemental Q&A

Forward-looking Statements

This communication may contain forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Any such forward-looking statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, achievements or benefits to be materially different from any future results, levels of activity, performance, achievements or benefits expressed or implied by such forward-looking statements. As a result of these risks, uncertainties and other factors, readers are cautioned not to place undue reliance on any forward-looking statements included in this communication. These risks, uncertainties and factors are discussed in the filings of Science Applications International Corporation and SAIC, Inc. with the SEC, which are available without charge at the SEC’s internet site at http://www.sec.gov. The forward-looking statements speak only as of the date made. Neither Science Applications International Corporation nor SAIC, Inc. assume any obligation to update any forward-looking statements to reflect events or circumstances arising after the date as of which they are made or to conform such statements to actual results.

Additional Information and Where to Find It

More detailed information pertaining to the merger and related proposals of Science Applications International Corporation will be set forth in appropriate filings that have been and will be made with the SEC, including the proxy statement/prospectus contained in the registration statement on Form S-4 filed by SAIC, Inc. concerning the proposed merger and related proposals. We urge stockholders to read such documents that are or may be filed with the SEC when they are available because they will contain important information about the proposed merger and related proposals. Stockholders will be able to obtain a free copy of any filings, containing information about Science Applications International Corporation or SAIC, Inc., without charge, at the SEC’s internet site at http://www.sec.gov. Copies of any filings by Science Applications International Corporation or SAIC, Inc. can also be obtained, without charge, by directing a request in writing to Science Applications International Corporation, 10260 Campus Point Drive, M/S F-3, San Diego, California 92121, Attention: General Counsel or by email to SECfilings@saic.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Science Applications International Corporation, SAIC, Inc. and their respective directors and executive officers may be deemed, under the SEC’s rules, to be participants in the solicitation of proxies from the stockholders of Science Applications International Corporation in connection with the proposed merger and related proposals. The names of the directors and executive officers of Science Applications International Corporation and SAIC, Inc. and their interests, direct or indirect, by security holdings or otherwise, in the proposed merger and related proposals are contained in the proxy statement/prospectus contained in a registration statement on Form S-4 filed by SAIC, Inc., which may be obtained without charge at the SEC’s internet site at http://www.sec.gov, or by directing a request in writing to Science Applications International Corporation, 10260 Campus Point Drive, M/S F-3, San Diego, California 92121, Attention: General Counsel by email to SECfilings@saic.com.